

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2016

Corina Safaler
President
Wike Corp.
Via Arno, 8
40139 Bologna, Italy

> **Re:** **Wike Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-209903**

Dear Ms. Safaler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2016 letter.

General

1. We note your response to our prior comment 1 and reissue in part. Your website home page continues to state that you "provide award-winning printing." This information appears to be inconsistent with the statements in the prospectus that you are a development stage business with a limited operating history and limited revenues to date. Please reconcile.

<u>Directors, Executive Officers, Promoter and Control Persons, page 26</u>

2. We note your response to our prior comment 6 and reissue. Consistent with your response letter and your disclosure on pages 3 and 8, please clarify on page 26 that Ms. Safaler devoting 75% of her time for the planning and organizing activities means she will devote approximately 20 hours per week to your business.

       You may contact Avrohom Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

       Sincerely,

       /s/ Justin Dobbie

       Justin Dobbie
       Legal Branch Chief
       Office of Transportation and Leisure

cc: William Robinson Eilers, Esq.
       Eilers Law Group, P.A.